UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 31, 2026

THE BRINK’S COMPANY
(Exact name of registrant as specified in its charter)

Virginia	001-09148	54-1317776
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1801 Bayberry Court
P. O. Box 18100
Richmond, VA 23226-8100
(Address and zip code of
principal executive offices)

Registrant’s telephone number, including area code: (804) 289-9600
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

    ☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

    ☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

    ☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

    ☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	BCO	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Credit Agreement

On March 31, 2026, The Brink’s Company, a Virginia corporation (the “Company” or “Brink’s”), and certain of its subsidiaries as borrowers or guarantors entered into an Amended and Restated Credit Agreement (as amended, restated, amended and restated, modified or supplemented, the “Amended and Restated Credit Agreement”) with Bank of America, N.A., as administrative agent thereunder, and the lenders party thereto. The Amended and Restated Credit Agreement amends and restates that certain Credit Agreement, dated as of October 17, 2017 (as amended, restated, amended and restated, modified or supplemented from time to time prior to the date hereof), among the Company, certain of its subsidiaries from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent thereunder. Capitalized terms used but not defined herein have the meanings given to such terms in the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement provides for, among other things, (a) (1) a senior secured term loan facility in an aggregate principal amount of $1.225 billion (the “Refinanced Term Loan Facility”), which replaces, on a cashless basis, the Company’s outstanding existing initial term loans of $1.225 billion and (2) $1.025 billion of senior secured delayed draw term loan commitments (the “Delayed Draw Term Loan Facility”), which Delayed Draw Term Loan Facility is available for use in connection with the Company’s pending acquisition of NCR Atleos Corporation, a Maryland corporation (“NCR Atleos”), (b) a revolving credit facility consisting of revolving A and revolving B commitments, in an aggregate principal amount of $1.0 billion (the “Refinanced Revolving Loan Facility”), which replaces the Company’s existing revolving A credit commitments and revolving B credit commitments, and (c) up to $600 million of additional “upsize” revolving commitments available for use in connection with the Company’s pending acquisition of NCR Atleos (the “Upsized Revolver”). The Refinanced Revolving Loan Facility allows for (x) multicurrency borrowings with a foreign currency sublimit of up to $750 million, (y) up to $200 million of Swingline Loan borrowings and (z) the issuance of up to $150 million in the aggregate of revolving letters of credit (subject to sublimits between revolving A and revolving B facilities).

The proceeds of the loans provided under the Delayed Draw Term Loan Facility and the Upsized Revolver are intended to be used to fund a portion of the purchase price to be paid by the Company in connection with its proposed acquisition of NCR Atleos, refinance indebtedness of NCR Atleos, and fund general corporate purposes. The Delayed Draw Term Loan replaces certain bridge financing commitments provided under the Company’s debt commitment letter with Morgan Stanley Senior Funding, Inc.

Borrowings under the Amended and Restated Credit Agreement bear interest at a rate per annum equal to the Applicable Percentage plus, at the Company’s option, either (i) a base rate determined by reference to the highest of (1) the Prime Rate, (2) the Federal Funds Rate plus 0.50%, (3) one-month Term SOFR plus 1.00% and (4) 1.00%, or (ii) Term SOFR for a one, three, or six-month interest period as published two U.S. Government Securities Business Days prior to such day.

The term loans under the Refinanced Term Loan Facility (and, to the extent drawn, the Delayed Draw Term Loan Facility) will amortize quarterly, and the Refinanced Term Loan Facility and the Refinanced Revolving Loan Facility (and, to the extent drawn, the Upsized

Revolver and the Delayed Draw Term Loan) will mature on March 31, 2031, in each case, subject to a customary springing maturity tied to certain specified indebtedness.

The Amended and Restated Credit Agreement also contains customary affirmative and negative covenants for facilities of this type, including limitations on the ability of the Company and its subsidiaries to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain subordinated indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of the Company and its subsidiaries’ equity interests. In addition, the Amended and Restated Credit Agreement contains financial covenants which require compliance with (a) a Consolidated Net Secured Leverage Ratio not to exceed 3.50 to 1.00 as of the last day of any test period, with an allowance, subject to certain conditions, for a 0.50 to 1.00 step-up for four fiscal quarters in connection with certain material acquisitions, and (b) a Consolidated Interest Coverage Ratio as of the last day of any test period to be no less than 2.50 to 1.00. The Amended and Restated Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

The Company and its affiliates regularly engage with certain of the lenders party to the Amended and Restated Credit Agreement, among others, to provide a variety of banking and financial services. All such engagements are negotiated at arm’s length.

A copy of the Amended and Restated Credit Agreement is included as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The above description of the Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Credit Agreement.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by this item is included in Item 1.01 of this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On April 6, 2026, Brink’s issued a press release announcing the entry into the Amended and Restated Credit Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of Brink’s under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, by and among Brink’s, NCR Atleos, Novus Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Brink’s, and Novus Merger Sub II, LLC, a Maryland limited liability company and wholly owned subsidiary of Brink’s (the “Merger Agreement”); the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; Brink’s ability to finance the Transactions; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transactions and the need to generate sufficient cash flows to service and repay such indebtedness; failure to consummate any anticipated repayment of the combined company’s indebtedness or make any returns to shareholders in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transactions; failure to realize the anticipated benefits and synergies of the Transactions in the expected timeframe or at all, including as a result of a delay in consummating the Transactions; the success of integration plans and the time required to successfully integrate NCR Atleos’ operations with those of Brink’s; the focus of management’s time and attention on the Transactions and other potential disruptions arising from the Transactions; the effects of the announcement of the Transactions on Brink’s or NCR Atleos’ businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transactions; Brink’s or NCR Atleos’ ability to retain certain key employees following the public announcement of the Transactions; the potential for litigation related to the Transactions; Brink’s or NCR Atleos’ ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of NCR Atleos not identified during the due diligence process; the impact of the Transactions on the market price of Brink’s or NCR Atleos’ common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2026, and (ii) NCR Atleos’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026, and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this Current Report on Form 8-K is representative only as of the date of this Current Report on Form 8-K and Brink’s and NCR Atleos undertake no obligation to update, revise or clarify any information contained in this Current Report on Form 8-K or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, Brink’s will file with the SEC a registration statement on Form S-4, which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s shareholders and NCR Atleos’ stockholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to NCR Atleos’ stockholders in connection with the completion of the Transactions. Brink’s and NCR Atleos may also file other documents with the SEC regarding the Transactions. This Current Report on Form 8-K is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or NCR Atleos may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or NCR Atleos (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com/ or from NCR Atleos at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, NCR Atleos, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or the stockholders of NCR Atleos in connection with the Transactions under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and NCR Atleos and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or the stockholders of NCR Atleos in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transactions, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s common stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 20, 2026, and other documents subsequently filed by Brink’s with the SEC and (ii) about NCR Atleos, the directors and executive officers of NCR Atleos and their ownership of NCR Atleos Common Stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 27, 2026, and its definitive proxy statement, as filed with the SEC on April 4, 2025, and other documents subsequently filed by NCR Atleos with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or NCR Atleos’ securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transactions when it is filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to the Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 9.01		Financial Statements and Exhibits.

(d)	Exhibits

10.1
Amended and Restated Credit Agreement, dated March 31, 2026, among The Brink’s Company, the subsidiaries of The Brink’s Company party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto

	99.1	Press Release, dated April 6, 2026, issued by The Brink's Company
	104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BRINK’S COMPANY (Registrant)

Date: April 6, 2026	By:	/s/ Kurt B. McMaken
Kurt B. McMaken
Executive Vice President and Chief Financial Officer